UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2025

Commission File Number: 001-39880

MYT NETHERLANDS PARENT B.V.
(Exact Name of Registrant as Specified in its Charter)

Einsteinring 9
85609 Aschheim/Munich
Germany
+49 89 127695-614
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

As previously disclosed on October 7, 2024, MYT Netherlands Parent B.V. (“Mytheresa”) (NYSE: MYTE), Richemont Italia Holding S.p.A. (“Richemont Italia”), and Compagnie Financière Richemont S.A. (“Richemont”) (SWX: CFR) entered into a share purchase agreement dated as of October 7, 2024 (the “Share Purchase Agreement”), pursuant to which Mytheresa agreed to purchase 100% of the share capital of YOOX Net-a-Porter Group S.p.A. (“YNAP”) in exchange for issuing a number of its ordinary shares, nominal value €0.000015 per share (the “Ordinary Shares”), equal to 33.0% of Mytheresa’s fully diluted share capital after completion of the acquisition on a post-issuance basis (the “YNAP Acquisition”).

On April 23, 2025, Mytheresa completed the YNAP Acquisition (the “Closing”) and, pursuant to the Share Purchase Agreement, Mytheresa issued an aggregate 49,741,342 of its Ordinary Shares to Richemont Italia (the “Richemont Shares”), which represent 33.0% of the post-issuance fully-diluted share capital of Mytheresa (as calculated pursuant to the Share Purchase Agreement). Immediately after the issuance of the Richemont Shares, there were 136,374,256 Ordinary Shares outstanding.

In addition, Amber Pepper resigned as a member of Mytheresa’s Management Board effective April 22, 2025. Gareth Locke and Sebastian Dietzmann resigned as members of the Management Board immediately after Closing on April 23, 2025. After Closing, the size of the Management Board was reduced to two members. In addition, MYT Netherlands Parent B.V. expects to change its name to LuxExperience B.V., effective May 1, 2025.

The Share Purchase Agreement is attached as Exhibit 2.1 hereto and is incorporated herein by reference. The foregoing description of the Share Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to such exhibit.

Revolving Facility Agreement

Pursuant to the Share Purchase Agreement, at or before Closing, Richemont International Holding S.A. (“Lender”), an affiliate of Richemont, and The Net-A-Porter Group Limited (“Borrower”), an indirect wholly owned subsidiary of YNAP, YNAP Corporation , YOOX Asia Limited, YNAP Middle East Holding Limited (together with the Borrower, the “Original Guarantors”) entered into a revolving facility agreement (the “Revolving Facility Agreement”). The Revolving Facility Agreement provides for a secured revolving credit facility in the amount of €100 million with a term of six years (the “Revolving Facility”).

The Revolving Facility is intended to support YNAP’s operations after Closing, and amounts borrowed are available to fund YNAP’s working capital requirements and other general and corporate purposes related to YNAP’s business, as well as the capital requirements related to the assets, operations and/or businesses of YNAP and its subsidiaries to the extent such assets, operations and/or businesses have been migrated within the Mytheresa and its subsidiaries.

Amounts drawn under the Revolving Facility bear interest at a percentage rate per annum equal to the aggregate of the Margin (as defined in the Revolving Facility Agreement) of 3.00 percent and EURIBOR in respect of any relevant Interest Period (as defined in the Revolving Facility Agreement), which may be three or six months, or any other period agreed by the parties. Borrowed amounts are due on the last day of the relevant Interest Period. Borrower may prepay amounts borrowed under the Revolving Facility, subject to certain customary restrictions further described in the Revolving Facility Agreement.

Upon a change in control, sale of all or substantially all of the assets of YNAP (other than a Permitted Reorganization (as defined in the Revolving Facility Agreement)), or sale of all or substantially all of the assets of Mytheresa, Lender’s obligation to fund future amounts terminates, and upon notification to Borrower, Lender’s commitment to fund terminates and all outstanding amounts borrowed under the Revolving Facility will become due and payable.

This description of the Revolving Facility Agreement is a summary and does not purport to be complete, and is qualified in its entirety by reference to the Revolving Facility Agreement, a copy of which is filed as Exhibit 10.1 and incorporated herein by reference.

Guarantee and Indemnity Agreements

Pursuant to a guarantee and indemnity agreement (the “Guarantee and Indemnity Agreement”) entered into commensurately with the Revolving Facility Agreement between the Original Guarantors that are not incorporated or formed under the laws of Italy (“Non-Italian Guarantors”), Borrower and Lender, the Non-Italian Guarantors agreed to guarantee to Lender each Original Guarantor’s performance under the Revolving Facility, including payment of any amounts due and payable by an Original Guarantor to Lender, so that Lender has immediate recourse against any Original Guarantor in the event another Original Guarantor does not pay any amount when due under or in connection with the Revolving Facility Agreement. In addition, upon the request of Borrower, certain additional subsidiaries of Borrower shall become additional guarantors under the Guarantee and Indemnity Agreement.

YNAP, Borrower and Lender have also entered into an Italian law governed guarantee and indemnity agreement (“Italian Guarantee and Indemnity Agreement”), pursuant to which YNAP agreed to guarantee to Lender each Original Guarantor’s performance under the Revolving Facility, on substantially the same terms as the Guarantee and Indemnity Agreement.

The Guarantee and Indemnity Agreement and the Italian Guarantee and Indemnity Agreement are attached as Exhibits 10.2 and 10.3, respectively, and incorporated herein by reference. The foregoing description of the Guarantee and Indemnity Agreement and the Italian Guarantee and Indemnity Agreement does not purport to be complete and is qualified in its entirety by reference to such exhibit.

Relationship Agreement

Pursuant to the Share Purchase Agreement, at Closing, Mytheresa entered into a relationship agreement (the “Relationship Agreement”) with Richemont Italia.

In accordance with the Relationship Agreement and Mytheresa’s Articles of Association, the members of the Supervisory Board of Mytheresa (“Supervisory Board”) shall consist of at least three members and shall be appointed, suspended, and dismissed in accordance with the Articles of Association, the Rules of Procedure of the Supervisory Board as set forth in the Relationship Agreement, and applicable law. The Relationship Agreement further provides that Richemont Italia has the right (but not the obligation) to nominate one individual to serve as a member of the Supervisory Board for appointment by the general meeting of shareholders of Mytheresa, and one individual to attend and participate in meetings of the Supervisory Board or any committee thereof as a non-voting observer. Richemont Italia nominated Burkhart Grund to serve as member of the Supervisory Board, which the shareholders of Mytheresa approved on March 6, 2025 at Mytheresa’s extraordinary general meeting of shareholders and which became effective upon Closing.

The Relationship Agreement is attached as Exhibit 10.4 and incorporated herein by reference. The foregoing description of the Relationship Agreement does not purport to be complete and is qualified in its entirety by reference to such exhibit.

Richemont Italia Registration Rights Agreement

Pursuant to the Share Purchase Agreement, at Closing, Mytheresa and Richemont Italia entered into a registration rights agreement (the “Registration Rights Agreement”), pursuant to which Mytheresa is required to file, as promptly as practicable, but no later than 60 days after the written request of Richemont Italia, a registration statement on the appropriate form providing for the registration for resale under the U.S. Securities Act of 1933, as amended (the “Securities Act”) of any common equity interests (including American Depositary Shares) Richemont Italia holds in Mytheresa, subject to certain conditions set forth therein.

The Registration Rights Agreement is attached as Exhibit 10.5 hereto and is incorporated herein by reference. The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to such exhibit.

Lock-Up Agreement

Pursuant to the Share Purchase Agreement, at Closing, Richemont Italia entered into a lock-up and leak-out agreement (the “Lock-Up Agreement”) whereby Richemont Italia agreed not to sell, transfer, pledge, or otherwise dispose of, any Ordinary Shares (including any ADSs issued in respect thereof) beneficially owned or held by it, which represents an aggregate 49,741,342 Ordinary Shares at Closing, for a period of one year following the Closing (the “Restriction Period”) without the prior written consent of Mytheresa, subject to certain exceptions set forth therein.

For the one-year period following the Restriction Period (the “Leak-Out Period”), Richemont Italia may effect open market sales only in an aggregate daily amount of Ordinary Shares (including any ADSs issued in respect thereof) not to exceed 15% of the average daily volume on the trading day on which the sale occurs, subject to certain exceptions set forth therein, including the exception that Richemont Italia may effectuate sales without such daily volume restriction pursuant to an underwritten public offering made pursuant to the Registration Rights Agreement conducted during the Leak-Out Period.

The Lock-Up Agreement is attached as Exhibit 10.6 hereto and is incorporated herein by reference. The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to such exhibit.

MYT Amended and Restated Registration Rights Agreement

In connection with signing the Share Purchase Agreement, Mytheresa entered into an amended and restated registration rights agreement (the “A&R MYT Registration Rights Agreement”) with its shareholder, MYT Holding LLC (“MYT Holding”), pursuant to which Mytheresa is required to file, as promptly as reasonably practicable, but no later than 180 days after the written request of MYT Holding, a registration statement on the appropriate form providing for the registration for resale under the U.S. Securities Act of 1933, as amended (the “Securities Act”) of any common equity interests (including American Depositary Shares) MYT Holding holds in Mytheresa, subject to certain conditions set forth therein.

The A&R MYT Registration Rights Agreement is attached as Exhibit 10.7 hereto and is incorporated herein by reference. The foregoing description of the A&R MYT Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to such exhibit.

Forward-Looking Statements

This report contains “forward-looking statements” within the meaning of Section 27A of the Securities Act, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. All statements other than statements of historical fact or relating to present facts or current conditions included in this report are forward- looking statements. Forward-looking statements give Mytheresa’s current expectations and projections relating to the proposed transaction and the operation of the combined companies; its financial condition, results of operations, plans, objectives, future performance and business, including statements relating to financing activities, future sales, expenses, and profitability; future development and expected growth of our business and industry; our ability to execute our business model and our business strategy; having available sufficient cash and borrowing capacity to meet working capital, debt service and capital expenditure requirements for the next twelve months; and projected capital spending. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would,” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. The forward-looking statements contained in this report are based on assumptions that Mytheresa has made in light of its industry experience and perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this report, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond Mytheresa’s control) and assumptions. Although Mytheresa believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Mytheresa believes these factors include, but are not limited to: the risk that the transaction could have an adverse effect on the ability of YNAP to retain customers and retain and hire key personnel and maintain relationships with their brand partners and customers and on their operating results and businesses generally; the risk that problems may arise in successfully integrating the businesses of YNAP and Mytheresa, which may result in the combined company not operating as effectively and efficiently as expected; the risk that the combined company may be unable to achieve cost-cutting synergies or that it may take longer than expected to achieve those synergies; Mytheresa’s ability to effectively compete in a highly competitive industry; Mytheresa’s ability to respond to consumer demands, spending and tastes; general economic conditions, including economic conditions resulting from deteriorating geopolitical and macroeconomic conditions, such as the recent global trade war that escalated after the U.S. imposed tariffs on countries across the globe, and the adoption of retaliatory tariffs by those countries, that may adversely impact consumer demand; Mytheresa’s ability to acquire new customers and retain existing customers; consumers of luxury products may not choose to shop online in sufficient numbers; the volatility and difficulty in predicting the luxury fashion industry; Mytheresa’s reliance on consumer discretionary spending; and Mytheresa’s ability to maintain average order levels and other factors. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect, Mytheresa’s actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Mytheresa undertakes no obligation to update any forward-looking statements made in this report to reflect events or circumstances after the date of this report or to reflect new information or the occurrence of unanticipated events, except as required by law.

The achievement or success of the matters covered by such forward-looking statements involves known and unknown risks, uncertainties and assumptions. If any such risks or uncertainties materialize or if any of the assumptions prove incorrect, Mytheresa’s results could differ materially from the results expressed or implied by the forward-looking statements it makes.

You should not rely upon forward-looking statements as predictions of future events. Forward-looking statements represent Mytheresa’s management’s beliefs and assumptions only as of the date such statements are made.

Further information on these and other factors that could affect Mytheresa’s financial results is included in filings it makes with the U.S. Securities and Exchange Commission (“SEC”) from time to time, including the section titled “Risk Factors” in its annual report on Form 20-F and on Form 6-K (reporting its quarterly results). These documents are available on the SEC’s website at www.sec.gov and on the SEC Filings section of the Investor Relations section of our website at: https://investors.mytheresa.com.

The information in this Form 6-K, including the Exhibits set forth in the table below, is furnished and is not deemed “filed” for purposes of Section 18 of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section. Registration statements or other documents filed with the SEC shall not incorporate this information by reference, except as otherwise expressly stated elsewhere in this Form 6-K or in such filing.

Exhibit No.	Description

2.1†‡	Share Purchase Agreement dated October 7, 2024, by and among Mytheresa, Richemont Italia and Richemont
3.1	Amended and Restated Rules of Procedure for the Board of Managing Directors of Mytheresa
3.2	Amended and Restated Rules of Procedure for the Supervisory Board of Mytheresa
10.1†‡	Revolving Facility Agreement dated April 23, 2025, between the Borrower, Lender and the Original Guarantors
10.2†‡	Guarantee and Indemnity Agreement dated April 23, 2025, between the Borrower, Lender and the non-Italian Original Guarantors
10.3†	Guarantee and Indemnity Agreement dated April 23, 2025, between the Borrower, Lender and YNAP
10.4†‡	Relationship Agreement dated April 23, 2025, between Richemont Italia and Mytheresa
10.5‡	Registration Rights Agreement dated April 23, 2025, between Richemont Italia and Mytheresa
10.6‡	Lock-Up Agreement dated April 23, 2025, between Richemont Italia and Mytheresa
10.7‡	Amended and Restated Registration Rights Agreement dated October 7, 2024, between MYT Holding and Mytheresa
10.8	Voting Agreement dated October 7, 2024, between MYT Holding and Mytheresa
99.1	Press Release dated April 24, 2025

† Certain confidential portions of this Exhibit were omitted by means of marking such portions with bracketed asterisks (“[***]”) because the identified confidential portions (i) are not material and (ii) is the type of information that the registrant treats as private or confidential. Certain schedules and exhibits to this Exhibit have also been omitted on the grounds that they do not contain any material information.

‡ Certain personal information which would constitute an unwarranted invasion of personal privacy has been redacted from this Exhibit.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MYT Netherlands Parent B.V.

By:	/s/ Martin Beer
Name:	Dr. Martin Beer
Title:	Chief Financial Officer

Date: April 24, 2025